Exhibit 99.1

NOTICE OF EXTRAORDINARY GENERAL MEETING

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00525)

2011 NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT an Extraordinary General Meeting (the “ Extraordinary General Meeting ”) of Guangshen Railway Company Limited (the “Company”) will be held at 9:30 a.m. on 10 November 2011 (Thursday) in the Meeting Room of the Company at 3/F, No. 1052 Heping Road, Shenzhen, Guangdong Province, The People’s Republic of China (the “PRC”) to consider and, if thought fit, approve the following ordinary resolution of the Company:

ORDINARY RESOLUTIONS

1.	To approve the termination of engagement of Mr. Guo Zhuxue as a non-independent director of the Board of the Company. (Please refer to Appendix I of the Notice for arrangements in relation to the proposed changes in directorship.)

2.	To approve the election of Mr. Li Wenxin as a non-independent director of the Board of the Company. (Please refer to Appendix I of the Notice for biography of Mr. Li Wenxin.)

Notes:

(1)	Holders of the H shares of the Company are advised that the register of members of the Company’s H shares will be closed from 11 October 2011 (Tuesday) to 10 November 2011 (Thursday) (both days inclusive), during which no transfer of H shares will be registered. To attend the EGM and vote at the meeting, all transfers accompanied by the relevant share certificates must be delivered to the Company’s H share registrar Hongkong Registrars Limited no later than 4:30 pm on 10 October, 2011 (Monday): Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong. Shareholders of the Company whose names appear on the registers of members of the Company at 4:30 p.m. on 10 October 2011 or their proxies, are entitled to attend the Extraordinary General Meeting by presenting their identity cards or passports. Holders of the A shares of the Company will be notified separately regarding the Extraordinary General Meeting.

NOTICE OF EXTRAORDINARY GENERAL MEETING

(2)	Each shareholder entitled to attend and vote at the Extraordinary General Meeting may appoint one or more proxies (whether a shareholder or not) to attend the meeting and vote on his behalf.
(3)	Where a shareholder appoints more than one proxy, his proxies may only exercise the voting right when a poll is taken.
(4)	The instrument appointing a proxy must be in writing and signed by the appointer or his attorney duly authorized in writing. If the appointor is corporation, this proxy form must be executed under its common seal or under the hand of a director or an attorney of the corporation duly authorised in writing. If the proxy form is signed by an attorney on behalf of the appointor, the power of attorney or relevant instrument must be certified by a notary public. To be valid, the proxy form, together with a notarized and certified copy of the power of attorney or other authority, must be delivered to the registered address of the Company not less than 24 hours before the commencement of the Extraordinary General Meeting or any adjournment thereof (as the case may be).
(5)	Shareholders who intend to attend the Extraordinary General Meeting are requested to deliver the attendance confirmation reply form to the registered office of the Company in person, by post or by facsimile on or before 21 October 2011 (Friday).
(6)	The Extraordinary General Meeting is expected to last for half a day. Shareholders and proxies attending the Extraordinary General Meeting shall be responsible for their own traveling, accommodation and ether related expenses.

Registered Office of the Company:

No. 1052 Heping Road

Shenzhen, Guangdong Province

The People’s Republic of China

Telephone: 86-755-25587920 or 25588146

Facsimile: 86-755-2591480

By Order of the Board
Guangshen Railway Company Limited
Guo Xiangdong
Company Secretary

Shenzhen, the PRC

22 September 2011

As at the date of this notice, the executive Directors are Mr. Xu Xiaoming, Mr. Shen Yi and Mr. Luo Qing; the non-executive Directors are Mr. Guo Zhuxue, Mr. Liliang and Mr. Yu Zhiming; and the independent non-executive directors of the Company are Mr. Lu Minlin, Mr. Liu Xueheng and Mr. Liu Feiming.

NOTICE OF EXTRAORDINARY GENERAL MEETING

APPENDIX 1:

Proposed Changes in Directorship:

The Company received notices Guangzhou Railway (Group) Company (“GRGC”), being the largest shareholder of the Company holding approximately 37.12% of the issued share capital of the Company, that it intended to remove Mr. Guo Zhuxue as director of the sixth session of the board of directors of the Company (the “Board”) due to changes in his position and to elect Mr. Li Wenxin as director of the sixth section of the Board.

Biography of the proposed Director:

Li Wenxin, aged 48, graduated with a master degree and is a senior engineer. Mr. Li had worked at different railway departments for many years. He had been an intern and a researcher of Academy of Railway Sciences Institute. He was an assistant engineer and then an engineer of Guangzhou North Railway Station of Guangzhou Railway Bureau, as well as the secretary of Secretary Section of Office of Guangzhou Railway Bureau. He was also the deputy stationmaster of Shiweitang Railway Station of Yangcheng Railway Company and Guangzhou South Railway Station, stationmaster of Guangzhou West Railway Station, the chief of Xinjie Train Operation Section, the deputy chief of the freight transportation department, deputy chief and chief of the transportation department. Since March 2001, he has been General Manager Assistant of GRGC. From June 2002, he served as General Manager of Huaihua Railway Company of GRGC. From June, he has served as chief secretary of Party committee and Vice Chairman of the Board of GRGC. He served as the General Manager and deputy secretary of Party committee of Qingzhang Railway Company since April 2005, From September 2006, he served as deputy chief of transportation control center and chief of transportation capacity resource center of MOR. From January, he had been deputy secretary of Party committee and deputy dean of Railway Research Institute. He served as chief of diversified development center of MOR from September 2009, and since June 2011, he has been serving as deputy Chairman of the Board, General Manager and deputy secretary of Party committee.

To the best of the Directors’ knowledge and as the disclosed above, Mr. Li Wenxin has not held any directorships of other public companies the securities of which are listed on any securities market in Hongkong or overseas in the three years prior to the date of this notice. As Mr. Li Wenxin served as a Vice Chairman of the Board and General Manager of the largest shareholder (GRGC) of the Company, Mr. Li Wenxin affiliated with the Company. As at the date of this notice, Mr. Li Wenxin has no interest in Company’s shares within the meaning of Part XV of the Securities and Futures Ordinance.

NOTICE OF EXTRAORDINARY GENERAL MEETING

The term of office of Mr. Li Wenxin shall be the remaining term of the sixth session of the Board. In line with the Company’s remuneration and allowance package for the sixth session of the Board, Mr. Li Wenxin will not be entitled to any director’s fee but will be entitled to an annual subsidy of RMB12,000.

Except as disclosed above, there is no information to be disclosed pursuant to Rule 13.51 (2)(h) to (w) of the Rules Governing the Listing of Securities on The Stock Exchange of Hongkong Limited and there is no other matter relating to the appointment of Mr. Li Wenxin that needs to be brought to the attention to the shareholders of the Company.

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00525)

Proxy Form for use by Shareholders at the Extraordinary General Meeting	Number of shares to which this proxy form relates:(Note 1)

I/We (Note 2)

of

being the registered shareholder of Guangshen Railway Company Limited (the “Company”) hereby appoint THE CHAIRMAN OF THE EXTRAORDINARY GENERAL MEETING/                                                                                                                        (note   3) of                                                                                                                                                                                                                  as my/our proxy to attend and vote on my/our behalf at the Extraordinary General Meeting (“EGM”) of the Company (or any adjournment thereof) to be held at the Meeting Room of the Company at 3rd Floor, No. 1052 Heping Road, Shenzhen, Guangdong Province, the People’s Republic of China, at 9:30 a.m. on 10 November 2011 (Thursday) in respect of the resolution listed in the notice of the EGM as indicated hereunder. Failure to complete the boxes will entitle my/our proxy to vote or abstain at his/her own discretion.

RESOLUTIONS		FOR (Note 4)	AGAINST (Note 4)	ABSTAIN FROM VOTING (Note 4)

1.	To approve the termination of engagement of Mr. Guo Zhuxue as a non-independent director of the Board of the Company.

2	To approve the election of Mr. Li Wenxin as a non-independent director of the Board of the Company.

Dated:	2011	Signature:	(Note 5)

Notes:

1.	Please fill in the number of shares in the Company registered in your name to which this proxy form relates. Failure to fill in the aforesaid number of shares will result in this proxy form being deemed to relate to all shares in the Company registered in your name.
2.	Full name(s) and address(es) must be inserted in BLOCK LETTERS.
3.	If any proxy other than the chairman is preferred, strike out “THE CHAIRMAN Of THE EXTRAORDINARY GENERAL MEETING/” and insert the name and address of the proxy you intend to appoint in the space provided. A shareholder is entitled to appoint one or more proxies to attend and vote at the EGM. The proxy or proxies need not be a member of the Company. Any alteration made to this proxy form must be signed by the person who signs it.
4.	IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, PUT A “✓” IN THE BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST THE RESOLUTION, PUT A “✓” IN THE BOX MARKED “AGAINST”. IF YOU WISH TO ABSTAIN FROM VOTING ON THE RESOLUTION, PUT A “✓” IN THE BOX MARKED “ABSTAIN FROM VOTING”. Failure to complete the boxes will entitle your proxy to cast your vote(s) at his/her discretion. Abstained votes or abstain from voting will not be treated as valid votes in the calculation of voting results.
5.	This proxy form must be signed by you or your attorney duly authorised in welting (in which case the written authority appointing such attorney has to be notarially certified) or, if the appointor is corporation, this proxy form must he executed under its common seal or under the hand of a director or an attorney of the corporation duly authorised in writing.
6.	To be valid, this proxy form, together with any notarially certified copy of the power of attorney or any other authority under which the proxy form is signed must be lodged at the Secretariat of the Board of Directors of the Company at No. 1052 Heping Road, Shenzhen, Guangdong Province, the People’s Republic of China not less than 24 hours before the commencement of the EGM or any adjournment thereof (as the case may be).
7.	Completion and delivery of this proxy form will not preclude you from attending and voting at the EGM or any adjournment thereof should you so wish.

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00525)

Attendance Confirmation Reply Form for the Extraordinary General Meeting

Pursuant to the Articles of Association of Guangshen Railway Company Limited (the “Company”) and the Company Law of the People’s Republic of China and relevant regulations, all shareholders of the Company who intend to attend the Extraordinary General Meeting of the Company to be held at the Meeting Room of the Company at 3rd Floor, No. 1052 Heping Road, Shenzhen, Guangdong Province, the People’s Republic of China, on 10 November 2011 (Thursday) at 9:30 a.m. shall complete this attendance confirmation reply form.

Name	Number of shares held

Identity card/ passport Number	Telephone number

Address

Dated:	2011	Signature:

Notes:

1.	Holders of the shares of the Company’s whose names appear on the register of members of the Company at 4:30 p.m. on 10 October 2011 (Monday) are entitled to complete this attendance confirmation reply form and attend the Extraordinary General Meeting.
2.	This attendance confirmation reply form shall be completed in BLOCK LETTERS. Copies of this attendance confirmation reply form are also valid.
3.	Please provide a copy of your identity card (or passport).
4.	Please provide a copy of the Company’s share certificate(s).
5.	This attendance confirmation reply form, together with the documents mentioned in items (3) and (4) above shall be delivered to the Company in person, by post (based on the local postal stamp) or by facsimile on or before 21 October 2011(Friday).

6.	(i)	If in person or by post, please deliver to:	(ii)	If by facsimile, please deliver to:

		Secretariat of the Board of Directors of Guangshen Railway Company Limited No. 1052 Heping Road Shenzhen, Guangdong Province The People’s Republic of China Postal Code: 518010		Secretariat of the Board of Directors of Guangshen Railway Company Limited Facsimile number: (86-755)-25591480